SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	2014 Announcement of Annual Results, dated March 19, 2015	A-1

2.1	Announcement in Relation to Resignation of Director, dated March 19, 2015	B-1

3.1	Announcement in Relation to the Closure of Register of Members and the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2014 Final Dividend, dated March 19, 2015	C-1

4.1	List of Directors and their Role and Function, dated March 19, 2015	D-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 20, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

2014 ANNOUNCEMENT OF ANNUAL RESULTS

•	Operating revenue was RMB641.4 billion, up 1.8%; of which, revenue from telecommunications services was RMB581.8 billion, down by 1.5%

•	EBITDA[1] was RMB235.3 billion, down by 2.1%

•	Profit attributable to equity shareholders was RMB109.3 billion, down by 10.2%

•	Total customers over 800 million, up 5.1%

•

Proposed final dividend of HK$1.380 per share, together with an interim dividend of HK$1.540 per share already paid, total dividend for 2014 amounting to HK$2.920 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

2014 was an extraordinary year for China Mobile. Facing a complicated development landscape, the Group proactively aligned with the development trends of mobile Internet, focused on the strategic vision of “Mobile Changes Life”, accelerated strategic transformation and intensified reform. We firmly seized the valuable opportunities arising in the first year of full 4G commercialization, endeavored to promote transcending 4G developments with tremendous efforts and thereby, accomplished remarkable results and established new competitive advantages. Through promoting the transition from voice-centric to data-centric operations and facilitating the transformation and upgrade towards mobile Internet era, the Group maintained a favorable momentum of steady development in overall performance.

[1]

The Company defines EBITDA as profit for the year before taxation, share of profit of associates, finance costs, interest income, non-operating income (net), depreciation, amortization of other intangible assets and impairment loss of goodwill.

Financial Results

In 2014, the transformation from business tax to value-added tax and the adjustments of interconnection settlement standards had significant impact on our financial results, and the Group’s operating revenue was RMB641.4 billion, up by 1.8% compared to the previous year, of which, revenue from telecommunications services was RMB581.8 billion, down by 1.5% compared to the previous year. Data business showed a positive growth momentum with revenue of RMB253.1 billion, up by 22.3% compared to the previous year and as a percentage of revenue from telecommunications services increased to 43.5%, of which, revenue from wireless data traffic reached RMB153.9 billion, up by 42.2% compared to the previous year. Data traffic business became the primary driver of revenue growth, leading to a further optimized revenue structure. The Group proactively optimized its resources allocation, directing resources to key areas affecting its core competitiveness including accelerating 4G development, enhancing network capabilities and improving customer services quality. Profit attributable to equity shareholders decreased by 10.2% compared to the previous year to RMB109.3 billion, and the margin of profit attributable to equity shareholders was 17.0%. EBITDA was RMB235.3 billion, down by 2.1% compared to the previous year, and EBITDA margin2 was 36.7%. EBITDA was 40.4% of revenue from telecommunications services. The Group continued to maintain favorable profitability.

Rapid 4G Developments

By firmly seizing the arising opportunities, the Group spared no effort to promote 4G business and accomplished transcending 4G developments.

Leveraging on our first-mover advantages in 4G, we swiftly established our 4G network capabilities. We started up 720,000 4G base stations and established the world’s largest quality 4G network covering a population of more than one billion people, realizing nationwide continuous coverage in almost all cities and counties as well as data hotspot coverage in developed rural towns and villages. Through expanding coverage and improving reliability of our network quality, we improved customer experience and laid the foundation for our first-mover advantages in 4G network capability. We proactively guided the development of the device supply chain to launch 4G devices of more diversified models at more affordable prices. We accelerated our customer migration to 4G network by offering new integrated tariff plans and providing more convenient and quicker upgrade services, and the number of our 4G customers demonstrated an accelerating growth momentum. As at the end of December 2014, our 4G customer base exceeded 90 million and 4G customers’ DOU reached 780M. Meanwhile, we have launched 4G international roaming services in 71 countries and regions, and accelerated the global development of TD-LTE through the efforts of GTI (Global TD-LTE Initiative).

The transcending 4G developments established our leading position in the market and laid a solid foundation for the sustainable and healthy development of the Company.

[2]	EBITDA margin = EBITDA/Operating revenue

Business Development

Seizing the opportunities arising from the rapid 4G developments and popularization of smart devices, we actively expanded the market focusing on the three major drivers of our operations comprising existing customers and business, data traffic and corporate customer services, and maintained stable growth in business development.

We maintained a stable customer base. As at the end of December 2014, we had over 800 million customers, representing a growth of 39.43 million customers compared with the end of 2013. The Group furthered the operation of existing customers and business, optimized customer reward programs, established premier customer service systems, accelerated customer migration from 2G and 3G networks to 4G network and achieved a stable retention of middle-to-high-end customers.

Our data traffic operation experienced rapid developments. Aligned with the booming increase in data traffic demand, we optimized our data traffic operation system and explored new marketing modes including “data traffic sharing” and “corporate-sponsored data traffic”. Mobile data traffic increased by 115.1% compared to the previous year. Revenue from mobile data traffic increased by 42.9%, increased its contribution to 25.9% of telecommunications services revenue and becoming the primary driver of revenue growth.

We made remarkable achievements in corporate customer operations. Revenue from informationalization services increased by 24.8% compared to the previous year, leading to an evident increase in market share. Revenue from dedicated lines for corporate customers and IDC also increased by 57.5% and 71.1%, respectively.

The Group once again achieved prominent results in device sales. In 2014, we achieved a record sales volume, which significantly accelerated customer migration from 2G and 3G networks to 4G network, provided strong support for operations of both existing customers and business and data traffic, and stimulated development of the 4G device supply chain.

Strategic Transformation

Proactively aligning with the development trends of mobile Internet and the alternating trends of the three curves, namely, declining voice services, vigorously growing data traffic services and emerging digital services as components of telecommunications revenue, the Group leveraged on its own advantages and capitalized on the opportunities arising from 4G developments, further promoted the Four-Network Coordination, enhanced innovative full-service operation and actively explored mobile Internet and thereby, attained new achievements in strategic transformation.

The Group dynamically responded to the demand of Four-Network Coordination, devoted efforts to the exceptional development of 4G business and continuously enhanced its overall network capability. The Group accelerated the data traffic migration from 2G and 3G networks to 4G network, leading to a more reasonable data carrying structure with 4G network gradually becoming the major data carrying network and promoting the transition from voice-centric to data-centric operations. The Group provided the foundation and support for the transition from mobile services to innovative full-services by actively implementing the Broadband China strategy, focusing on accumulation of infrastructure resources including transmission networks and public Internet, and developing broadband access leveraging on its 4G advantages. Adhering to the “smart pipes, open platform, featured services, friendly interface” policy, the Group fully leveraged its advantages in resources, scale and capabilities, actively deployed resources in mobile Internet, Internet of Things and other areas, consolidated the product series including “and-Communication”, “and-Life”, and “and-Entertainment”, and thereby steadily promoting the transformation and evolution from communications to digital services.

Reform and Innovation

The Group strengthened its efforts in reform and endeavored to promote entrepreneurship and innovation. Adhering to the principles of centralized management, operational specialization, market-oriented mechanisms, the building of a flat organization and the standardization of processes, the Group constructed new infrastructure and developed products and services for specialized operations and further enhanced its capabilities to achieve sustainable growth in future.

We made notable new achievements in specialized operations. With respect to devices, we significantly reduced the costs of distribution channels and increasingly diversified device models. Smart phones under our own brand priced at around RMB1,000 have been exported to and sold in European and Asian markets. With respect to corporate customer operations, we launched Mobile Cloud, 4G multi-function automobile devices and On-Board Diagnostics Box devices and steadily improved our network-wide service capabilities. With respect to international business, we endeavored to lower international roaming settlement costs, launched the innovative international fixed data packages and unlimited daily data plans, and vigorously developed 4G international roaming services to persistently improve customer perception. Further, we successfully acquired equity interests in True Corporation, a telecommunications operator in Thailand, and commenced operations of our Global Network Center in Hong Kong, significantly enhancing our capabilities and ability to provide international network services. We have established China Mobile Online Services Company Limited focusing on centralized services and channel-based operations as well as MIGU Company Limited focusing on mobile Internet digital content services. We are now under way to jointly set up an internet of vehicles company, namely, Virtue Intelligent Network Company Limited, with Deutsche Telekom AG.

We strengthened centralized management. With extensive promotion of our electronic procurement and tendering system, our centralized procurement was continuously improved. We established the centralized platform for data security to focus on handling indecent information. We also further strengthened centralized management of sales outlets and promoted the reform of centralized network operations and maintenance system. Moreover, there was steady progress in the construction of modern infrastructure such as centralized data centers and call centers. We also commenced construction of research centers in Suzhou and Hangzhou.

The Group achieved new progress in its innovative development. We published the integrated communications white paper on “New Communications, New Messages, New Contacts” and had developed the initial capabilities for pre-commercial operations. Through optimizing the consolidation and operations of digital contents products, the subscription increased continuously. In addition, we promoted the transformation of marketing system, optimizing our tariff structure and marketing model, invigorated customer-oriented product innovation and promoted the transformation of operations model encompassing various aspects including networks, marketing, services, channels and support.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and efficiency, the Company strived to better corporate governance practices by strictly following the requirements under the Listing Rules. We continued to improve the risk and internal control management system, enhanced risk predictions and the effects of risk management and control, and promoted the integration of internal controls and business processes. In 2014, in response to internal and external operating environments as well as regulatory requirements, we continued to focus on the effectiveness and standards of our development, strengthened the supervision of tariff management, improved the efficiency of use of marketing resources to prevent operation risks and eliminate management loopholes. We continuously improved our management systems and mechanism optimization to ensure our healthy business operations and development.

Corporate Social Responsibility

The Group has always attached great importance to corporate social responsibility. Over the past year, we continued to deepen the management of our corporate social responsibility, implemented innovative social responsibility practices and played an important role in providing emergency communication services, safeguarding network and information security, eliminating digital divide, facilitating energy saving and emissions reduction and supporting social and charity activities, thus earned wide recognition. We furthered our “Green Action Plan” and realized a reduction in overall energy consumption per unit of information flow by 13.7% in 2014 compared with the previous year. Through our China Mobile Charity Foundation, we continued to carry out philanthropic activities such as poverty alleviation and education support. We had cumulatively sponsored surgeries for 2,260 children in poverty with congenital heart disease, and trainings for 70,539 secondary and elementary school principals in central and western rural China. In 2014, the Company was selected for inclusion in the Dow Jones Sustainability Index family for the seventh consecutive year.

Resignation of Director

Madam Huang Wenlin resigned from her positions as an Executive Director and Vice President of the Company by reason of retirement with effect from 19 March 2015. On behalf of the Board, I would like to take this opportunity to acknowledge Madam Huang’s contributions to the Company with the highest regard and deepest gratitude.

Awards and Recognition

Our efforts have been widely recognized and praised. In 2014, the Company’s ranking in Forbes Magazine’s “Global 2000” List improved to 28th and once again, the Company was listed among the “FT Global 500”, ranking 25th. The China Mobile brand was named one of the “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the ninth consecutive year, ranking 15th globally. In 2014, Moody’s and Standard & Poor’s kept our corporate credit ratings equivalent to China’s sovereign credit ratings, which are Aa3/Outlook Stable and AA-/Outlook Stable, respectively.

Dividends

Based on the Group’s operating performance in 2014 and taking into consideration of its long-term future development, in accordance with the dividend payout ratio of 43% planned for the full financial year of 2014, the Board recommends payment of a final dividend of HK$1.380 per share for the financial year ended 31 December 2014. This, together with the interim dividend of HK$1.540 per share that was paid, amounts to an aggregate dividend payment of HK$2.920 per share for the full financial year of 2014.

In 2015, taking into consideration of various relevant factors, including the Group’s overall financial condition, cash flow generating capability and future sustainable development needs, the Company’s planned dividend payout ratio for the full year of 2015 will be 43%.

The Board believes that the Company’s favorable profitability and healthy cash flow generating capability will be able to provide sufficient support to its future development, while providing shareholders with a favorable return.

Future Outlook

Looking ahead, as China’s economic development has entered a new phase with new norms, the Chinese government will endeavor to maintain stable economic growth, implement key projects including information networks and integrated circuits, formulate the “Internet+” Plan and promote the combination of mobile Internet, Internet of Things, cloud computing, mega data, etc. with modern manufacturing industries, creating a favorable macro-environment for the development of the information and communications industry. In the meantime, in light of the accelerated innovation of information technology, the accelerated development of smart devices and the complete opening up of the 4G era, social dependence on digital lifestyle has become more entrenched. The demand for digital services such as mobile healthcare, mobile education and mobile finance continues to increase, and will form a new round of consumer demand. All of these will open up a broad market for the sustainable development of the industry.

Nonetheless, we are facing severe challenges from intensified competition from two aspects. With respect to competition in Internet, cross-generation innovation and cross-sector competition are endlessly emerging while the substitution effect of OTT business has become more intensified, branching into competition for customers, network bypass and re-shaping of the industry landscape. With respect to competition within the industry, the competition among traditional operators focusing on existing customers and business and data traffic will be further intensified, with a more diverse range of competitors in a more complex competitive landscape. In addition, adjustments of the relevant government policies will also lead to considerable impacts on the Company’s development.

Looking ahead, the Group will focus on the strategic vision of “Mobile Changes Life”, firmly seize the favorable opportunities arising during the golden period of data traffic operation and for developing digital services, accurately embrace the development trends of the three growth curves in voice, data traffic and digital services, continue to adhere to quality and efficiency, promote business redeployment, innovation and strategic transformation to strive for breakthrough. We will persistently bolster our leading advantages in 4G business, foster digital services and further reform in our system and mechanism to cultivate new prospects for sustainable and health developments amid the mobile Internet era.

We will look for appropriate external investment opportunities in an active but cautious manner, and strive to broaden our presence in the market to support our transformation and development.

We will preserve as always and strive to create value for investors.

Xi Guohua

Chairman

19 March 2015, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2014.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2014

(Expressed in Renminbi (“RMB”))

		2014	2013
	Note	Million	Million

Operating revenue (Turnover)	4
Revenue from telecommunications services		581,817	590,811
Revenue from sales of products and others		59,631	39,366

		641,448	630,177

Operating expenses
Leased lines		21,083	18,727
Interconnection		23,389	25,998
Depreciation		116,225	104,699
Personnel		36,830	34,376
Selling expenses		75,781	91,834
Cost of products sold		74,464	61,363
Other operating expenses	5	176,342	157,531

		524,114	494,528

Profit from operations		117,334	135,649
Non-operating income, net		1,089	910
Interest income		16,149	15,289
Finance costs		(228)	(331)
Share of profit of associates		8,248	7,062

Profit before taxation		142,592	158,579
Taxation	6	(33,187)	(36,776)

PROFIT FOR THE YEAR		109,405	121,803

Other comprehensive income/(loss) for the year that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of overseas entities		(169)	(172)
Share of other comprehensive income/(loss) of associates		1,224	(767)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,460	120,864

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the year ended 31 December 2014

(Expressed in RMB)

		2014	2013
	Note	Million	Million

Profit attributable to:
Equity shareholders of the Company		109,279	121,692
Non-controlling interests		126	111

PROFIT FOR THE YEAR		109,405	121,803

Total comprehensive income attributable to:
Equity shareholders of the Company		110,334	120,754
Non-controlling interests		126	110

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,460	120,864

Earnings per share – Basic	7	(a)	RMB5.38	RMB6.05

Earnings per share – Diluted	7	(b)	RMB5.35	RMB5.98

EBITDA (RMB million)			235,259	240,426

Details of dividends to the equity shareholders of the Company are set out in note 8.

CONSOLIDATED BALANCE SHEET

as at 31 December 2014

(Expressed in RMB)

		As at 31 December 2014	As at 31 December 2013
	Note	Million	Million
Non-current assets
Property, plant and equipment		564,795	479,227
Construction in progress		93,341	85,000
Land lease prepayments and other prepayments		24,855	19,735
Goodwill		35,300	36,894
Other intangible assets		766	1,063
Interest in associates		70,444	53,940
Deferred tax assets		20,507	17,401
Restricted bank deposits		8,731	6,816
Other financial assets		127	127

		818,866	700,203

Current assets
Inventories		9,130	9,152
Accounts receivable	9	16,340	13,907
Other receivables		14,398	11,649
Prepayments and other current assets		15,344	11,832
Amount due from ultimate holding company		112	94
Tax recoverable		702	647
Available-for-sale financial assets		2,000	—
Restricted bank deposits		695	—
Bank deposits		352,118	374,977
Cash and cash equivalents		66,744	44,931

		477,583	467,189

Current liabilities
Accounts payable	10	223,503	173,157
Bills payable		674	1,360
Deferred revenue		62,615	61,789
Accrued expenses and other payables		134,725	125,811
Amount due to ultimate holding company		4,271	22
Obligations under finance leases		68	68
Current taxation		6,020	8,706

		431,876	370,913

Net current assets		45,707	96,276

Total assets less current liabilities carried forward		864,573	796,479

CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 31 December 2014

(Expressed in RMB)

	As at 31 December 2014 Million	As at 31 December 2013 Million

Total assets less current liabilities brought forward	864,573	796,479

Non-current liabilities
Interest-bearing borrowings	(4,992)	(4,989)
Deferred revenue, excluding current portion	(840)	(662)
Deferred tax liabilities	(98)	(104)

	(5,930)	(5,755)

NET ASSETS	858,643	790,724

CAPITAL AND RESERVES
Share capital	400,737	2,142
Reserves	455,839	786,631

Total equity attributable to equity shareholders of the Company	856,576	788,773
Non-controlling interests	2,067	1,951

TOTAL EQUITY	858,643	790,724

NOTE:

1.	Basis of preparation

The Group’s financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, are consistent with IFRSs as it relates to the Group’s financial statements. The Group’s financial statements also comply with HKFRSs and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). In accordance with the transitional and saving arrangements for Part 9 of the new Hong Kong Companies Ordinance (Cap. 622), “Accounts and Audit” as set out in sections 76 to 87 of Schedule 11 to the new Hong Kong Companies Ordinance (Cap. 622), the Group’s financial statements are prepared in accordance with the applicable requirements of the predecessor Hong Kong Companies Ordinance (Cap. 32) for this financial year and the comparative period.

2.	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3.	Changes in accounting polices

The Group has adopted certain new and amended IFRS/HKFRS effective for accounting period beginning on 1 January 2014. Details of the adoption are as follows:

Amendment to IAS/HKAS 32, “Financial Instruments: Presentation”

IFRIC/HK(IFRIC) – Int 21, “Levies”

The adoption of the above new and amended standards did not have any material impact on the Group’s financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year.

4.	Operating revenue (Turnover)

	2014 Million	2013 Million
Revenue from telecommunications services
Voice services	308,959	355,686
Data services	253,088	206,886
Others	19,770	28,239

	581,817	590,811
Revenue from sales of products and others	59,631	39,366

	641,448	630,177

On 29 April 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (“SAT”), and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (the “VAT Program”) from 1 June 2014. According to the Cai Shui [2014] No. 43, the value-added tax rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from 1 June 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

5.	Other operating expenses

	2014 Million	2013 Million
Maintenance	52,450	46,059
Impairment loss of doubtful accounts	5,494	5,084
Impairment loss of goodwill	1,594	—
Write-down of inventories	293	202
Amortization of other intangible assets	106	78
Operating lease charges	17,226	14,592
Gain on disposal of property, plant and equipment	—	(3)
Write-off of property, plant and equipment	2,093	2,074
Auditors’ remuneration	97	92
Others (Note)	96,989	89,353

	176,342	157,531

Note:	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, labour service expenses and other miscellaneous expenses.

6.	Taxation

Taxation in the consolidated statement of comprehensive income represents:

	Note		2014 Million	2013 Million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i	)	106	167
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii	)	36,193	40,412

			36,299	40,579

Deferred tax
Origination and reversal of temporary differences	(iii	)	(3,112)	(3,803)

			33,187	36,776

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2013: 16.5%) of the estimated assessable profits for the year ended 31 December 2014.

(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2013: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2014. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2013: 15%).

(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

7.	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB109,279,000,000 (2013: RMB121,692,000,000) and the weighted average number of 20,293,253,516 shares (2013: 20,101,232,387 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2014	2013
	Number of	Number of
	shares	shares

Issued shares as at 1 January	20,102,539,665	20,100,340,600
Effect of share options exercised	190,713,851	891,787

Weighted average number of shares in issue during the year	20,293,253,516	20,101,232,387

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB109,279,000,000 (2013: RMB121,692,000,000) and the weighted average number of 20,408,441,343 shares (2013: 20,343,120,320 shares), calculated as follows:

Weighted average number of shares (diluted)

	2014	2013
	Number of	Number of
	shares	shares

Weighted average number of shares in issue during the year	20,293,253,516	20,101,232,387
Dilutive equivalent shares arising from share options	115,187,827	241,887,933

Weighted average number of shares (diluted) during the year	20,408,441,343	20,343,120,320

8.	Dividends

Dividends attributable to the year:

	2014 Million	2013 Million
Ordinary interim dividend declared and paid of HK$1.540 (equivalent to approximately RMB1.222) (2013: HK$1.696 (equivalent to approximately RMB1.351)) per share	24,880	27,031
Ordinary final dividend proposed after the balance sheet date of HK$1.380 (equivalent to approximately RMB1.089) (2013: HK$1.615 (equivalent to approximately RMB1.270)) per share	22,290	25,644

	47,170	52,675

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.78887, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2014. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2014.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

9.	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at 31 December 2014 Million	As at 31 December 2013 Million
Within 30 days	9,963	8,316
31-60 days	2,184	2,137
61-90 days	1,161	1,149
Over 90 days	3,032	2,305

	16,340	13,907

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

10.	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 31 December 2014 Million	As at 31 December 2013 Million
Due within 1 month or on demand	193,595	140,397
Due after 1 month but within 3 months	13,465	13,449
Due after 3 months but within 6 months	6,095	6,492
Due after 6 months but within 9 months	3,363	5,294
Due after 9 months but within 12 months	6,985	7,525

	223,503	173,157

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2014.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2014, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at our AGMs every three years.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2014.

ANNUAL GENERAL MEETING

The 2015 annual general meeting of the Company (the “2015 AGM”) will be held in the conference room, JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 28 May 2015 at 10:00 a.m. The notice of the 2015 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.	from Friday, 22 May 2015 to Thursday, 28 May 2015 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2015 AGM. In order to be eligible to attend and vote at the 2015 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 21 May 2015; and

ii.	from Monday, 8 June 2015 to Wednesday, 10 June 2015 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2014 final dividend. In order to qualify for the 2014 final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 5 June 2015.

Subject to the approval by shareholders at the 2015 AGM, the 2014 final dividend will be paid on or about 30 June 2015 to those shareholders on the register of members on 10 June 2015 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2014 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 Final Dividend after deducting an enterprise income tax of 10 per cent. The Company will not withhold and pay the income tax in respect of the 2014 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. However, the Company is in the process of discussing with the relevant PRC authorities regarding the arrangement (if any) relating to withholding tax in respect of the 2014 Final Dividend to be paid by the Company to the investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange. The Company will make further announcement(s) as soon as practicable after the relevant arrangement is confirmed.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Friday, 5 June 2015.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report for the year ended 31 December 2014 will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2014 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2014, which contain an unqualified auditors report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward – looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

RESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Madam Huang Wenlin (“Madam Huang”) has resigned from her positions as an Executive Director and Vice President of the Company by reason of retirement, with effect from 19 March 2015. Madam Huang has confirmed that there is no disagreement with the Board and there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to acknowledge Madam Huang’s contributions to the Company with the highest regard and deepest gratitude.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 19 March 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

B-1

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT OF THE PROPOSED 2014

FINAL DIVIDEND

Reference is made to the 2014 annual results announcement of China Mobile Limited (the “Company”) published on 19 March 2015. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.380 per share for the financial year ended 31 December 2014 (the “2014 Final Dividend”). The 2014 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Thursday, 28 May 2015 (the “2015 AGM”). The notice of the 2015 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.	from Friday, 22 May 2015 to Thursday, 28 May 2015 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2015 AGM. In order to be eligible to attend and vote at the 2015 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 21 May 2015; and

ii.	from Monday, 8 June 2015 to Wednesday, 10 June 2015 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2014 Final Dividend. In order to qualify for the 2014 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 5 June 2015.

Subject to the approval by shareholders at the 2015 AGM, the 2014 Final Dividend will be paid on or about 30 June 2015 to those shareholders on the register of members on 10 June 2015 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in Respect of the 2014 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2014 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2014 Final Dividend after deducting an enterprise income tax of 10 per cent. The Company will not withhold and pay the income tax in respect of the 2014 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. However, the Company is in the process of discussing with the relevant PRC authorities regarding the arrangement (if any) relating to withholding tax in respect of the 2014 Final Dividend to be paid by the Company to the investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange. The Company will make further announcement(s) as soon as practicable after the relevant arrangement is confirmed.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend that it is entitled at or before 4:30 p.m. on Friday, 5 June 2015.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 19 March 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 4.1

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

List of Directors and their Role and Function

The members of the board of Directors (“Board”) of China Mobile Limited are set out below:–

Executive Directors

Mr. XI Guohua

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. XUE Taohai

(Executive Director, Vice President & Chief Financial Officer)

Mr. SHA Yuejia

(Executive Director & Vice President)

Mr. LIU Aili

(Executive Director & Vice President)

Independent Non-Executive Directors

Dr. LO Ka Shui

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

There are three Board committees. The compositions of the Board committees are set out below:–

Audit Committee

Mr. Frank WONG Kwong Shing (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Remuneration Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Nomination Committee

Dr. LO Ka Shui (Chairman)

Mr. Frank WONG Kwong Shing

Dr. Moses CHENG Mo Chi

Hong Kong, 19 March 2015

D-1